SECURITIE 15045655 ION

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SEC
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Section
FEB 25 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

INNER CIRCLE SPORTS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue, 17th Floor
(No. and Street)

New York	New York	10017-3926
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Jay Tilliss — (212) 370-4411
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Inner Circle Sports LLC
(SEC I.D. No. 8-66043)

Report on Audit of Financial Statement

Financial Statement
For the year ended December 31, 2014
and
Report of Independent Registered Public Accounting Firm

OATH OR AFFIRMATION

I, Robert J. Tilliss, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Inner Circle Sports LLC (Company), as of December 31, 2014 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSE M GARCIA
Notary Public - State of New York
NO. 01GA6298697
Qualified in Queens County
My Commission Expires Mar 17, 2018

Public Notary

Robert J. Tilliss, CEO

Sworn and subscribed to before me this 24th day of February, 2015.

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing page.
(x)	(b)	Balance Sheet.
( )	(c)	Statement of Operations.
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Member's Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)		Notes to Financial Statement.
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	( )	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
( )	(o)	Review report on managements' assertion letter regarding (k)(2)(i).
( )	(p)	Management's assertion letter regarding (k)(2)(i).

Inner Circle Sports LLC

December 31, 2014

Table of Contents

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.212.448.0053

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Inner Circle Sports LLC

We have audited the accompanying financial statement of Inner Circle Sports LLC, (the "Company") (a Delaware Limited Liability Company), which comprises only the statement of financial condition as of December 31, 2014., and the related notes to the financial statement. The company's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial condition of Inner Circle Sports LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 19, 2015

INNER CIRCLE SPORTS LLC
Statement of Financial Condition
As of December 31, 2014

Assets		
Cash	$	441,696
Accounts receivable		117,984
Prepaid expenses		22,524
Furniture and equipment, net		147,206
Security deposit		136,908
Total Assets	$	866,318
Liabilities and Members' Equity		
Credit card payable	$	27,037
Accrued expenses		28,508
Salaries payable		25,678
Payroll taxes payable		11,219
Deferred rent		42,172
Total Liabilities		134,614
Members' Equity		731,704
Total Liabilities and Members' Equity	$	866,318

The accompanying notes are an integral part of these financial statements.

INNER CIRCLE SPORTS LLC
Notes to Financial Statement
December 31, 2014

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Inner Circle Sports, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company formed in the State of Delaware.

The Company assists buyers and sellers of sports teams and related sporting venue properties in merger & acquisition transactions.

Management has evaluated subsequent events through February 19, 2015, the date on which the financial statements were available to be issued.

Revenue Recognition

The Company records success fee revenue when earned, which is generally on the closing date of the transaction. Retainer fees are recognized ratably over the life of the contract, which is generally six months.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the members, except for New York City income taxes.

Management has evaluated the Company's income tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. The Company's 2011 through 2014 tax years are open for examination by federal, state and local tax authorities.

The Company complies with FASB ASC 740-10-1 through 25 (formerly SFAS No. 109, "Accounting for Income Taxes"), in its computation of the "NYC Unincorporated Income Taxes", which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes payable represent deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company records an allowance for doubtful accounts, which is the Company's best estimate of the amount of probable credit losses on the existing trade accounts receivable balance. This allowance is determined based on the Company's historical write-off experience, age of accounts, general economic conditions, and client specific knowledge. The allowance for doubtful accounts is reviewed on a monthly basis. Past due balances over 90 days and over a specified amount are reviewed individually each month for collectability and specific bad debt reserves are recorded as deemed necessary. Account balances are written off and removed from the allowance for doubtful accounts calculation when the Company determines that it is probable the amount will not be recovered.

Depreciation

Depreciation is calculated using the straight-line method over the estimated useful life of the assets which are between five and fifteen years.

2. Commitments and Contingencies

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position or operations of the Company. There are no pending lawsuits nor claims at the time of the issuance of these financial statements.

3. Furniture and Equipment

Furniture and equipment at December 31, 2014 consisted of the following:

Furniture and fixtures	$ 65,059
Computer equipment	101,649
	166,708
Less: accumulated depreciation	(19,502)
Furniture and equipment, net	$ 147,206

Depreciation expense for the year ended December 31, 2014 was $12,076.

[Client's Letterhead]

February 19, 2015

VB&T Certified Public Accountants, PLLC
250 W57th St, Suite 1632
New York, NY 10107

This representation letter is provided in connection with your audit of the financial statements of Inner Circle Sports LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 19, 2015, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated November 28, 2014, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.

- We have provided you with:

  * Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.

  * Additional information that you have requested from us for the purpose of the audit.

  *Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

- Related party relationships and transactions and amounts receivable from or payable to related parties have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.

- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.

- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.

- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.

- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.

- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.

- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.

- The Company has assessed the impact of FASB ASC 740, Income Taxes, and has determined that no material liability is required to be recorded.

- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.

- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
  *Management,
  *Employees who have significant roles in internal control, or
  *Others where the fraud could have a material effect on the financial statements.

- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.

- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.

- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with FASB Accounting Standards Codification 275, Risks and Uncertainties.

- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.

- We have disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.

- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.

- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

- We understand and acknowledge our responsibility for the fair presentation of the Computation of Net Capital, Aggregate Indebtedness, and Basic Net Capital (Net Capital) Requirement Pursuant to Rule 15c3-1 of the Securities and Exchange Commission in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Net Capital, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC

Rule 17a-5. The methods of measurement and presentation of the Net Capital have not changed from those used in the prior period. The form and content of the Net Capital complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2014 or through February 19, 2015.

- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
  *Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
  *Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

We believe that our practices and procedures were adequate at December 31, 2014 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2014.

- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, assertions regarding exemption provisions, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2014 and through February 19, 2015.

- Net capital computations prepared by us during the period January 1, 2014 through February 19, 2015 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.

- There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2014 or during the period January 1, 2014 through February 19, 2015, in internal

control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

- There are no outstanding past due PCAOB accounting support fees.

- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: [signature]

Title: Managing Member